UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                              JOHNSON OUTDOORS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   479254 10 4
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                                 (CUSIP Number)

                                Linda L. Sturino
                                 555 Main Street
                                    Suite 500
                             Racine, Wisconsin 53403
                                 (262) 260-4046
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  May 21, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------             ----------------------------------

CUSIP NO. 479254 10 4                                    PAGE 2 OF 7 PAGES
---------------------------------             ----------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Samuel C. Johnson

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                           (A)  [x]
    2                                                                   (B)  [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      2,477,826 shares (1)(2)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,135,330 shares (2)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       2,477,826 shares (1)(2)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,135,330 shares (2)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,613,155 shares (1)(2)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                                 |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           41.1% of the Class A Common Stock (1)(2)(3)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------

         (1) Includes options to acquire 12,695 shares of Class A Common Stock that are exercisable within 60 days.
         (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (3) Based on 7,553,084 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of April 14, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended April 2, 2004 filed with the Securities and Exchange Commission on May 17, 2004, and 12,695 options held by Mr. Johnson to purchase shares of Class A Common Stock that are exercisable within 60 days.

---------------------------------             ----------------------------------

CUSIP NO. 479254 10 4                                    PAGE 3 OF 7 PAGES
---------------------------------             ----------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Helen P. Johnson-Leipold

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                           (A)  [x]
    2                                                                   (B)  [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      808,155 shares (1)(2)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,329,308 shares (2)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       808,155 shares (1)(2)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,329,308 shares (2)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,137,463 shares (1)(2)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                                 |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           22.7% of the Class A Common Stock (1)(2)(3)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------

         (1) Includes options to acquire 655,000 shares of Class A Common Stock that are exercisable within 60 days and the 3,643 shares of Class A Common Stock held in the Reporting Person's 401(k) plan as of November 1, 2003.
         (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (3) Based on 7,553,084 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of April 14, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended April 2, 2004 filed with the Securities and Exchange Commission on May 17, 2004, and 655,000 options held by Ms. Johnson-Leipold to purchase shares of Class A Common Stock that are exercisable within 60 days.

---------------------------------             ----------------------------------

CUSIP NO. 479254 10 4                                    PAGE 4 OF 7 PAGES
---------------------------------             ----------------------------------

         THIS AMENDMENT NO. 2 TO SCHEDULE 13D is filed jointly by Samuel C. Johnson ("Mr. Johnson") and Helen P. Johnson-Leipold ("Ms. Johnson-Leipold"). In this Amendment No. 2 to Schedule 13D, Mr. Johnson and Ms. Johnson-Leipold are sometimes individually referred to as a "Reporting Person" and collectively referred to herein as the "Reporting Persons". This filing shall serve to amend and supplement the Reporting Persons' Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 19, 2004.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 is hereby amended in its entirety to read as follows:

         Ms. Johnson-Leipold delivered to the Special Committee of the Board of Directors of the Company a letter dated May 21, 2004, stating that the Reporting Persons, at the request of the Special Committee, would leave open their February 20, 2004 proposal to take Johnson Outdoors Inc. private beyond its expiration date to allow the Special Committee to continue to evaluate their proposal, provided that the Reporting Persons reserve their right to amend or withdraw such proposal and to terminate further discussions at any time prior to execution of definitive agreements.

ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit No.                Title
         -----------                -----

         99.5. Letter to the Special Committee of the Board of Directors of the Company, dated as of May 21, 2004, delivered by the Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:       May 21, 2004              /s/ Helen P. Johnson-Leipold
        ------------------------       -----------------------------------------
                                       Helen P. Johnson-Leipold


                                       Samuel C. Johnson


                                       By:  /s/ Helen P. Johnson-Leipold
                                            ------------------------------------
                                            Helen P. Johnson-Leipold, as
                                            Attorney- in-fact pursuant to the
                                            Power of Attorney for Samuel C.
                                            Johnson filed February 20, 2004

                                                                    Exhibit 99.5


                                                                    May 21, 2004


Special Committee of the Board of Directors
Johnson Outdoors Inc.
555 Main Street
Racine, WI  53403
Attn: Thomas F. Pyle, Jr., Chairman



Gentlemen:

         Per your request, Samuel Johnson and I are willing to leave our February 20, 2004 proposal to take Johnson Outdoors Inc. private open beyond its expiration date to allow the Special Committee to continue to evaluate our proposal, provided that we reserve our right to amend or withdraw such proposal and to terminate further discussions at any time prior to our execution of definitive agreements.





                                       Very truly yours,




                                       /s/ Helen P. Johnson-Leipold
                                       -----------------------------------------
                                           Helen P. Johnson-Leipold